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                         YORKTOWNUNIVERSITY.COM, INC.
                                  P.O. Box 653
                               Yorktown, VA 23690
                           Telephone: (757) 325-1000


                                  March 8, 2001

VIA EDGAR and OVERNIGHT DELIVERY
--------------------------------

Jessica Livingston, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

RE:  Yorktownuniversity.com, Inc. (the "Company")
     Form SB-1
     File No. 333-40672
     Effective Date of October 12, 2000

Dear Ms. Livingston:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), the Company hereby respectfully applies to the Commission for consent to the withdrawal of the above-referenced registration statement on Form SB-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter, on the grounds that withdrawal of the Registration Statement is consistent with public interest and protection of investors, as contemplated by paragraph (a) of the above-mentioned Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") on June 30, 2000.

     The Registration Statement was filed in connection with the Company's direct public offering of 275,000 shares of its common stock at a price of $10.00 per share (the "Offering"). Because the Company has not reached its minimum offering amount of $1,250,000, the Company's management is withdrawing its Registration Statement.

     The Company confirms that no securities have been sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Company understands that such fee will not be returned to it.

     Please provide the Company with a facsimile copy of the order consenting to the
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withdrawal of the Registration Statement as soon as it is available.  The facsimile number of the Registrant is (253) 540-8843.


                         Sincerely,

                         Yorktownuniversity.com, Inc.

                         By:  /s/ Richard J. Bishirjian
                             --------------------------
                              Richard J. Bishirjian
                              President & CEO


cc:  David G. Edwards, Esq. (Doepken Keevican & Weiss, P.C.)